EXHIBIT 99.1

Crucell -- DSM Biologics Alliance to Present New PER.C6(tm) Data at Biophex Conference on September 25, 2003

LEIDEN and GRONINGEN, The Netherlands, Sept. 19, 2003 (PRIMEZONE) -- Crucell (Euronext:CRXL) (Nasdaq:CRXL) and DSM Biologics announced today that Dr. Bram Bout, VP Protein Production of Crucell, will present new PER.C6(tm) productivity and scalability data at the upcoming Biophex conference. Dr. Bout's presentation underscores the progress made in the Crucell -- DSM Biologics alliance, which has successfully met predetermined R&D milestones.

The Biophex conference will be held from September 23-25, 2003, at the San Jose McEnery Convention Center in San Jose, California. The conference highlights innovative solutions to the challenges of biopharmaceutical development and production. Dr. Bout's presentation will take place on Thursday, September 25, 2003, at 8:00 a.m. Pacific Time.

Dr. Bout's presentation will focus on PER.C6(tm) for the production of monoclonal antibodies, including the safety of the PER.C6(tm) cell line and the high quantity and quality of the material produced using this unique platform technology. Following the conference, key slides of Dr. Bout's presentation will be available on the Crucell website, www.crucell.com.

About Crucell

Crucell N.V. is committed to improving public health through the development of vaccines and antibodies that prevent or treat infectious diseases. Crucell develops vaccines and licenses its PER.C6(tm) production technology to companies in the pharmaceutical and biotechnology industry. The company's licensees include Merck & Co., Inc. for its HIV vaccine, Novartis, GSK, Centocor/J&J and Aventis. Crucell has an alliance with DSM Biologics to produce monoclonal antibodies and recombinant proteins. Crucell has partnered with the US National Institutes of Health (NIH) for the development of an Ebola vaccine. The company also is developing a human and veterinary West Nile vaccine based on PER.C6(tm). Crucell is headquartered in Leiden, The Netherlands, and is listed on Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information visit www.crucell.com.

About DSM Biologics

DSM Biologics, a business unit of the DSM Pharmaceutical Products business group, is one of the world's leading contract manufacturers of biopharmaceutical products, the latest generation of drugs, mainly on the basis of native molecules and produced with the help of cell cultures. The company is renowned for its experience in the use of a broad range of cell culture systems (microbial and mammalian) and its expertise in the field of purification techniques. Established in 1986, DSM Biologics currently employs about 450 people, who are based at the company's two sites, in Groningen, The Netherlands, and in Montreal, Canada. DSM Biologics is a joint venture of DSM and SGF, a business development company based in Montreal, holding a minority stake. Please refer to www.dsmbiologics.com for further information.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For the PDF version of the release please click on the following link: http://reports.huginonline.com/918084/123255.pdf

CONTACT:  Crucell N.V.
          Louise Dolfing
          Communications Manager
          Tel. +31-(0) 71-524 8863
          l.dolfing@crucell.com

          DSM Biologics
          Manja Bouman
          VP Licensing and Technology
          Tel. +31-(0) 46-477 3230
          manja.bouman@dsm.com